                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

p
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           SCOPUS VIDEO NETWORKS LTD.
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                                (Name of Issuer)

                ORDINARY SHARES, NOMINAL VALUE NIS 1.40 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M8260H106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Shlomo Heller
                              Koor Industries Ltd.
                                Azrieli Center 3
                           Triangle Tower - 43rd Floor
                             Tel Aviv, Israel 67023
                                 +972 3 607 5107
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 10, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. M8260H106                   13D                    Page 2 of 13 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Koor Corporate Venture Capital
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Israel
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. M8260H106                   13D                    Page 3 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Koor Industries Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Israel
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. M8260H106                   13D                    Page 4 of 13 Pages
----------------------                                    ----------------------

ITEM 1.   SECURITY AND ISSUER

      This Amendment No. 1 (this "Amendment") relates to the ordinary shares, nominal value 1.40 New Israeli Shekels per share (the "Ordinary Shares"), of
Scopus Video Networks Ltd., a company organized under the laws of the State of
Israel (the "Issuer"), and amends the Schedule 13D filed by each of Koor
Corporate Venture Capital ("Koor CVC") and Koor Industries Ltd. ("Koor" and
together with Koor CVC, the "Koor Entities") with the U.S. Securities and
Exchange Commission, with an event date of December 16, 2005 (the "Schedule").
All capitalized terms used in this Amendment and otherwise undefined shall have the meanings ascribed thereto in the Schedule.

      This Amendment is filed in accordance with Rule 13d-2 of the Securities
Exchange Act of 1934, as amended, by the reporting persons. This Amendment refers only to information that has materially changed since the filing of the
Schedule.

ITEM 2.   IDENTITY AND BACKGROUND

   Item 2 is hereby amended to add the following:

      As a result of the Sale Transaction (as defined in Item 6), the Koor
Entities do not own any Ordinary Shares of the Issuer. Accordingly, the Koor
Entities are no longer reporting persons under the Schedule.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   Item 3 is hereby amended and restated as follows:

      The Koor Entities sold privately all of their Ordinary Shares of the
Issuer pursuant to the Sale Transaction (as defined in Item 6). As a result, the
Koor Entities do not own any Ordinary Shares of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

   Items 5(a)-(b) are hereby amended and restated as follows:

      (a)-(b) As a result of the Sale Transaction (as defined in Item 6), the
Koor Entities do not own any Ordinary Shares of the Issuer.

   Item 5(c) is hereby amended to add the following:

      (c) The Koor Entities have not engaged in any transactions involving the
Ordinary Shares during the past sixty days other than the Sale Transaction.

   Item 5(e) is hereby amended and restated as follows:

----------------------                                    ----------------------
CUSIP No. M8260H106                   13D                    Page 5 of 13 Pages
----------------------                                    ----------------------

      (e) The Koor Entities ceased to be five percent (5%) beneficial owners of the Ordinary Shares of the Issuer on January 10, 2007.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER

   Item 6 is hereby amended to add the following:

      On January 10, 2007, the Koor Entities sold 3,035,223 Ordinary Shares
(2,960,223 Ordinary Shares by Koor CVC and 75,000 Ordinary Shares by Koor),
representing all the Ordinary Shares beneficially owned by the Koor Entities, to
Optibase Ltd. ("Optibase") for an aggregate purchase price of approximately
$15.9 million (the "Sale Transaction") pursuant to an agreement, a copy of which is attached hereto as EXHIBIT A (the "Agreement"). In connection with the Sale
Transaction and pursuant to the Form of Assignment attached as Annex I to the
Agreement, the Koor Entities assigned to Optibase their registration rights under a registration rights agreement, dated August 4, 2003, among the Issuer and the individuals and entities identified in Schedule 1 thereto.

      As a result of the Sale Transaction, the Koor Entities no longer own any
Ordinary Shares of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   Item 7 is hereby amended to add the following exhibits:

   Exhibit A:  Agreement, dated January 10, 2007, among Optibase Ltd., Koor
               Corporate Venture Capital and Koor Industries Ltd.

..

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CUSIP No. M8260H106                   13D                    Page 6 of 13 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2007

                              KOOR CORPORATE VENTURE CAPITAL

                              By: /s/ Shlomo Heller
                                 -----------------------------------
                                  Name:  Shlomo Heller
                                  Title: Authorized Signatory

                              KOOR INDUSTRIES LTD.

                              By: /s/ Shlomo Heller
                                 ------------------------------------
                                  Name:  Shlomo Heller
                                  Title: General Counsel &
                                         Corporate Secretary

----------------------                                    ----------------------
CUSIP No. M8260H106                   13D                    Page 7 of 13 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                            Page
      -------                                                            ----

A.    Agreement,  dated January 10, 2007,  among  Optibase  Ltd.,
      Koor Corporate  Venture  Capital and Koor Industries Ltd.         8 to 13

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CUSIP No. M8260H106                   13D                    Page 8 of 13 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT A

                                    AGREEMENT

      This Agreement (the "AGREEMENT") is dated as of January 10, 2007,  between
Optibase Ltd., an Israeli company (the  "COMPANY"),  and Koor Corporate  Venture
Capital, an Israeli registered general partnership  ("KCVC") and Koor Industries
Ltd., an Israeli  company ("KOOR  INDUSTRIES").  KCVC and Koor  Industries  will collectively be hereinafter referred to as "KOOR".

      WHEREAS,  KCVC holds  2,960,223  ordinary shares NIS 1.4 par value each of
Scopus Video Networks Ltd. ("SCOPUS")  represented by a share certificate issued by Scopus on December 16, 2005 (the  "CERTIFICATED  SHARES") and Koor Industries
holds  75,000  ordinary  shares  NIS 1.4 par value  each of Scopus in an account managed by a broker (the "BROKER SHARES");

      WHEREAS,  Koor desires to transfer all the 3,035,223  ordinary  shares NIS
1.4 par value each it holds in Scopus (the "SCOPUS SHARES") to the Company;

      WHEREAS, the Company desires to acquire the Scopus Shares from Koor; and

      WHEREAS,   the  Company   desires  to  pay  US$   15,934,920   (the  "CASH
CONSIDERATION")  to Koor in consideration  for the Company's  acquisition of the
Scopus Shares.

      NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this
Agreement,  and for  other  good and  valuable  consideration  the  receipt  and adequacy  of which  are  hereby  acknowledged,  the  Company  and Koor  agree as follows:

                                   ARTICLE 1.
                                     CLOSING

      1.1.  CLOSING.  Subject  to the  terms  and  conditions  set forth in this
Agreement,  at the  closing  of the  transactions  ("CLOSING"),  (i) Koor  shall transfer to the Company and the  Company  shall  acquire the Scopus  Shares from
Koor; and (ii) the Company shall pay to Koor the Cash Consideration. The Closing shall take place at the offices of Gross, Kleinhendler, Halevy, Greenberg & Co.,
One Azrieli Center,  Tel Aviv, 67021 on the date hereof or at such other time as the parties may agree.

      1.2  CLOSING  DELIVERIES.   At  the  Closing,  the  following  events  and
transactions  shall occur, which events and transactions shall be deemed to take place  simultaneously  and no event or transaction  shall be deemed to have been completed or any document  delivered until all such events and transactions have been completed and all required documents delivered:  (i) the Company shall wire transfer the Cash  Consideration  to Koor via a bank account of Koor provided to it in  advance;  (ii) KCVC  shall  deliver  to the  Company a share  certificate registered in the name of the Company and representing  the Certificated  Shares
(the "SHARE  CERTIFICATE");  (iii) Koor Industries  shall wire the Broker Shares via a broker account of the Company provided to Koor Industries in advance;  and
(iv) each of the parties hereto shall have delivered a signed Form of Assignment in the form attached  hereto as Annex I pursuant to which the Company  agrees to be bound by the terms of that certain Registration Rights Agreement dated August
4, 2003 by and between  Scopus and the  individuals  and entities  identified in
Schedule 1 attached thereto and Koor assigns its registration  rights under such agreement to the Company.

----------------------                                    ----------------------
CUSIP No. M8260H106                   13D                    Page 9 of 13 Pages
----------------------                                    ----------------------

                                   ARTICLE 2.
                         REPRESENTATIONS AND WARRANTIES

      2.1  REPRESENTATIONS  AND  WARRANTIES OF THE COMPANY.  The Company  hereby makes the following representations and warranties to Koor:

           (a)  AUTHORIZATION;  ENFORCEMENT.  The execution and delivery of this
Agreement  by  the  Company  and  the  consummation  by it of  the  transactions contemplated  hereby have been duly  authorized by all necessary  actions on the part of the  Company  and no  further  action  is  required  by the  Company  in connection therewith. This Agreement has been duly executed and delivered by the
Company  and  constitutes  the  valid  and  binding  obligation  of the  Company enforceable against the Company in accordance with its terms.

           (b) LEGEND AND RESTRICTIONS.  The Company acknowledges that the Share
Certificate will bear the following legend:

           "THE SHARES  REPRESENTED BY THIS CERTIFICATE ARE OWNED
           BY A  PERSON  OR  PERSONS  WHO  MAY BE  CONSIDERED  AN
           AFFILIATE   FOR   PURPOSES   OF  RULE  144  UNDER  THE
           SECURITIES  ACT OF 1933 (THE  "ACT").  NO  TRANSFER OF
           THESE  SHARES  OR ANY  INTEREST  THEREIN  MAY BE  MADE
           UNLESS THE ISSUER HAS  RECEIVED  AN OPINION OF COUNSEL
           SATISFACTORY  TO  IT  THAT  THE  SHARES  MAY  BE  SOLD
           PURSUANT  TO RULE 144 OR OTHER  EXEMPTION  THAT MAY BE
           AVAILABLE UNDER THE ACT."

           The Company  acknowledges that it understands the full meaning of the aforesaid legend.

           (c) NO CONSENTS.  No approval,  consent,  waiver of any  governmental authority  or any other  third  party is  necessary  for the  execution  of this
Agreement and the  consummation by the Company of the  transaction  contemplated hereby.

           (d) SUFFICIENCY OF  REPRESENTATIONS  AND  WARRANTIES.  Except for the
representations  and  warranties  expressly  included in Section 2.2 below,  the
Company is  purchasing  the Scopus Shares AS IS,  without  reliance on any other representations and/or warranties made by Koor or anyone on its behalf.

           (e) SOPHISTICATION OF THE COMPANY;  FINANCIAL RESOURCES.  The Company
has the requisite  knowledge and experience in financial and business matters to be  capable  of  evaluating  the  merits  and  risks  of an  investment,  and of investing,  in Scopus as  contemplated  by this  Agreement.  The  Company at the execution of this  Agreement has  sufficient  financial  resources to consummate this Agreement and the transaction contemplated hereby.

           (f) Finders' Fees. The Company has not employed or made any agreement with any  broker,  finder or  similar  agent or any  person or firm,  which will result in the  obligation  of Koor to pay any finder's  fee,  brokerage  fees or commission or similar payment in connection with the transactions hereunder.

----------------------                                    ----------------------
CUSIP No. M8260H106                   13D                    Page 10 of 13 Pages
----------------------                                    ----------------------

      2.2   REPRESENTATIONS  AND  WARRANTIES OF KOOR.  Koor hereby  represents and warrants to the Company as follows:

           (a)  AUTHORIZATION;  ENFORCEMENT.  The execution and delivery of this
Agreement by Koor and the  consummation by it of the  transactions  contemplated hereby have been duly  authorized by all  necessary  actions on the part of Koor and no  further  action  is  required  by Koor  in  connection  therewith.  This
Agreement has been duly executed and delivered by Koor and constitutes the valid and binding  obligation of Koor enforceable  against Koor in accordance with its terms.

           (b) CURRENT HOLDINGS IN THE COMPANY AND SCOPUS.  Koor currently holds
3,035,223  ordinary shares NIS 1.4 par value each of Scopus (2,960,223  ordinary shares held by KCVC and 75,000 ordinary shares held by Koor Industries).

           (c) OWNERSHIP OF THE SCOPUS SHARES.  Koor is, and at the Closing will be, the sole record and beneficial owner of the Scopus Shares, free and clear of any claim, lien, security interest, right of first refusal, any similar right to participate in the transactions contemplated by this Agreement or with regard to
the  Scopus  Shares  or  any  other   encumbrance  or   restriction   whatsoever
(collectively,  "LIENS"),  except pursuant to United States  securities laws and regulations including as set forth in Section 2.1(b) above. At the Closing, Koor will  transfer and deliver to the Company the Scopus  Shares,  free and clear of any  and all  Liens.  The  transfer  by Koor of the  Scopus  Shares  under  this
Agreement  will not conflict  with or require the consent of a third party under any agreement or other understanding to which Koor is a party.

           (d) NO CONFLICTS.  The execution and delivery of this Agreement,  the transfer of the Scopus Shares to the Company and the consummation by Koor of the transactions  contemplated  hereby  do not and  will  not (i)  conflict  with or violate any provision of the  memorandum or articles of  association,  bylaws or other  organizational  or charter  documents of Koor, or (ii) conflict  with, or constitute  a default  (or an event  that  with  notice or lapse of time or both would  become a default)  under,  or give to others  any rights of  termination, amendment,  acceleration or cancellation (with or without notice,  lapse of time or both) of, any agreement or other  understanding  to which Koor is a party, or
(iii)  result in a violation  of any law,  rule,  regulation,  order,  judgment, injunction,  decree or other restriction of any court or governmental  authority to which Koor is subject  (including  securities laws and regulations),  in each case insofar as such conflict,  violation,  default,  right or restriction would hinder or impair the ability of Koor to consummate the transactions contemplated hereby.

           (e) REGISTRATION  STATUS OF THE SCOPUS SHARES. The Scopus Shares have not been registered under the U.S. Securities Act of 1933, as amended.

                                   ARTICLE 3.
                                  MISCELLANEOUS

      3.1 FEES AND EXPENSES.  Each party shall pay the fees and expenses that it incurs  incident  to  the  negotiation,  preparation,  execution,  delivery  and performance of this Agreement.

----------------------                                    ----------------------
CUSIP No. M8260H106                   13D                    Page 11 of 13 Pages
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      3.2 ENTIRE AGREEMENT.  This Agreement contains the entire understanding of the parties with respect to the subject  matter hereof and  supersedes all prior agreements,  understandings,  discussions and representations,  oral or written, with respect to such  matters,  which the parties  acknowledge  have been merged into such documents, exhibits and schedules.

      3.3 AMENDMENTS;  WAIVERS.  No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and Koor. No waiver of any default with respect to this Agreement shall be deemed to be a continuing waiver in the  future or a waiver of any  subsequent  default or a waiver of any other  provision,  condition  or  requirement  hereof,  nor  shall  any delay or omission of either  party to exercise any right  hereunder in any manner  impair the exercise of any such right.

      3.4 SUCCESSORS AND ASSIGNS; COUNTERPARTS.  This Agreement shall be binding upon and inure to the benefit of the parties and their  successors and permitted assigns.  Neither party may assign this  Agreement or any rights or  obligations hereunder  without the prior written consent of the other party.  This Agreement may be executed in two or more  counterparts,  all of which when taken  together shall be considered one and the same  agreement and shall become  effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.

      3.5 GOVERNING LAW. This  Agreement,  its  performance  and  interpretation shall be governed by the  substantive  law of the State of Israel,  exclusive of its choice of law rules.  The  competent  courts and  tribunals  situated in Tel
Aviv,  Israel  shall  have sole and  exclusive  jurisdiction  in any  dispute or controversy arising out of or relating to this Agreement.

      3.6 NO THIRD PARTY  BENEFICIARIES.  This  Agreement is made solely for the benefit of the parties,  and no third party shall have any right hereunder or be deemed a beneficiary hereof.

      3.7  PRESS  RELEASES.  The  parties  hereto  agree  to  cooperate  in  the publication  of this Agreement and the  transactions  contemplated  hereby,  and shall not issue any press  release  or other  publication  in  respect  thereof, without the prior consent of the other party hereto,  which consent shall not be unreasonably withheld.

      3.8 SURVIVAL.  The representations  and warranties  contained herein shall survive the Closing and the delivery of the Scopus Shares.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

----------------------                                    ----------------------
CUSIP No. M8260H106                   13D                    Page 12 of 13 Pages
----------------------                                    ----------------------

      IN WITNESS  WHEREOF,  the parties  hereto have caused this Agreement to be duly executed by their  respective  authorized  signatories as of the date first indicated above.

                        OPTIBASE LTD.

                        /s/  Danny Lustiger         /s/  David Sackstein
                        -------------------------   ---------------------------
                        Name:  Danny Lustiger       Name:  David Sackstein
                        Title: CFO                  Title: VP R&D & CTO

                        KOOR INDUSTRIES LTD.

                        /s/  Raanan Cohen           /s/  Shlomo Heller
                        -------------------------   ---------------------------
                        Name:  Raanan Cohen         Name:  Shlomo Heller
                        Title: CEO                  Title: General Counsel &
                                                           Corporate Secretary

                        KOOR CORPORATE VENTURE CAPITAL

                        /s/  Shlomo Heller
                        -------------------------
                        Name:  Shlomo Heller
                        Title: Authorized Signatory

----------------------                                    ----------------------
CUSIP No. M8260H106                   13D                    Page 13 of 13 Pages
----------------------                                    ----------------------

                                     ANNEX I

                               FORM OF ASSIGNMENT

                        ASSIGNMENT OF REGISTRATION RIGHTS

      Reference is hereby made to that  certain  Registration  Rights  Agreement dated August 4, 2003 by and between  Scopus  Network  Technologies  Ltd. and the individuals  and  entities  identified  in  Schedule  1  attached  thereto  (the
"REGISTRATION RIGHTS AGREEMENT").

      Each of Koor  Industries  Ltd. and Koor Corporate  Venture  Captial hereby assigns  to  Optibase  Ltd.  ("OPTIBASE")  its  registration  rights  under  the
Registration Rights Agreement.

      Optibase  hereby  agrees to be bound as a Holder (as such term  defined in the  Registration  Rights  Agreement) by the terms of that certain  Registration
Rights Agreement, as the same has been or may be amended from time to time.

                        KOOR INDUSTRIES LTD.

                        /s/  Raanan Cohen           /s/  Shlomo Heller
                        -------------------------   ---------------------------
                        Name:  Raanan Cohen         Name:  Shlomo Heller
                        Title: CEO                  Title: General Counsel &
                                                           Corporate Secretary

                        KOOR CORPORATE VENTURE CAPITAL

                        /s/  Shlomo Heller
                        -------------------------
                        Name:  Shlomo Heller
                        Title: Authorized Signatory

                        OPTIBASE LTD.

                        /s/  Danny Lustiger         /s/  David Sackstein
                        -------------------------   ---------------------------
                        Name:  Danny Lustiger       Name:  David Sackstein
                        Title: CFO                  Title: VP R&D & CTO